UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-38278

Jianpu Technology Inc.

5F Times Cyber Building, 19 South Haidian Road

Haidian District, Beijing

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Special Dividend and Business Update

On April 16, 2025, the board of directors (the “Board”) of Jianpu Technology Inc. (the “Company”) (OTCQB: AIJTY), a leading open financial technology platform in China, authorized a special cash dividend of US$40 million to be distributed to the Company’s shareholders. The Board will determine the detailed plan for the dividend distribution in due course.

On the same day, the Board approved a phased wind-down of the Company’s credit card recommendation services and other non-core business activities. Company management and the Board determined that such changes align with the Company’s long-term objectives. The Company will conduct a comprehensive assessment on the execution plan and evaluate the potential impact on the relevant businesses.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jianpu Technology Inc.

By	:	/s/ Daqing (David) Ye
Name	:	Daqing (David) Ye
Title	:	Chief Executive Officer

Date: April 22, 2025